Exhibit 4.2

AMENDMENT NO. 1
TO
AMENDED AND RESTATED SHAREHOLDERS’ RIGHTS AGREEMENT

This Amendment No. 1 to the Amended and Restated Shareholders’ Rights Agreement, effective as of April 1, 2024 (this “Amendment”), amends that certain Amended and Restated Shareholders’ Rights Agreement, dated as of December 27, 2023 (the “Rights Agreement”), United Maritime Corporation, a Marshall Islands corporation (the “Company”), and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), as rights agent (the “Rights Agent”). Capitalized terms used herein but not defined herein shall have their defined meanings set forth in the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement and under the circumstances specified therein, the Company and the Rights Agent may amend the Rights Agreement in any respect without the approval of any holders of the Rights;

WHEREAS, the Company and the Rights Agent now desire to amend the Rights Agreement as set forth in this Amendment; and

WHEREAS, the Board of Directors of the Company has determined that this Amendment and the transactions contemplated hereby are advisable and in the best interests of the Company and the holders of Common Stock.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.          The following sentence shall be added as the last sentence of the definition of “Acquiring Person” appearing in Section 1 of the Rights Agreement:

“Notwithstanding anything to the contrary set forth herein, none of Stamatios Tsantanis, his immediate family members, or any of his or their Affiliates or Associates shall be considered an Acquiring Person.”

2.          This Amendment shall be effective as of the date of this Amendment, and all references to the Rights Agreement shall, from and after such time, be deemed references to the Rights Agreement as amended hereby.

3.          Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants, or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect and shall be otherwise unaffected.

4.          This Rights Agreement and each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5.          This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  Delivery of an executed signature page of this Amendment by facsimile or other customary means of electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually executed counterpart hereof.

6.          The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies in such officer’s capacity as an officer of the Company to the Rights Agent by execution hereof that this Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the Company and the Rights Agent have executed this Amendment effective as of the date first above written.

UNITED MARITIME CORPORATION

By:	/s/ Stavros Gyftakis
Name: Stavros Gyftakis
Title: Chief Financial Officer

EQUINITI TRUST COMPANY, LLC, as Rights Agent

By:	/s/ Steve Hoffman
Name: Steve Hoffman
Title: SVP, Sr. Relationship Director